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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            MGC Communications, Inc.
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                                (Name of Issuer)


                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)


                                    552763302
                                 (CUSIP Number)


                                  May 11, 1998
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.






The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G
CUSIP NO. 552763302

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(Entities only)

                Maurice J. Gallagher, Jr. and Marcia Gallagher
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                               (a)   [  ]
                                                               (b)   [  ]

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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
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                             5       SOLE VOTING POWER
 NUMBER OF
                                                3,140,400*
   SHARES              ---------------------------------------------------------
                             6       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                                     47,730
    EACH               ---------------------------------------------------------
                             7       SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                       3,140,400*
    WITH:              ---------------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                                47,730

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,188,130*
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                19.2%
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12      TYPE OF REPORTING PERSON (See Instructions)

                IN
--------------------------------------------------------------------------------


* Maurice J. Gallagher, Jr. by himself has sole voting and dispositive power over 78,000 of the shares reflected above.


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                                  SCHEDULE 13G


ITEM 1.

         (a) The name of the issuer is MGC Communications, Inc. A Nevada corporation ("MGC").

         (b) MGC's principal executive offices are located at 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

ITEM 2.

         (a) This Schedule 13G is filed on behalf of Maurice J. Gallagher, Jr. and Marcia Gallagher (the "Reporting Persons").

         (b) The Reporting Persons' principal business address is 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

         (c)      The Reporting Persons are citizens of the United States of
                  America.

         (d) The class of securities being reported on hereunder is the Common Stock, par value $.001 per share, of MGC (the "Common Stock").

         (e)      The CUSIP number of the Common Stock is 552763302.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP

         (a) The Reporting Persons beneficially own 3,188,130 shares of which 12,000 shares may be acquired by Mr. Gallagher by exercise of presently exercisable options and of which 47,730 shares are owned by a trust under which the Reporting Persons' children are beneficiaries and over which the trustee thereof has voting and dispositive power. Due to the beneficial interest of the Reporting Persons' children in such trust, these 47,730 shares are reflected as shares subject to shared voting and dispositive power below.

         (b)      Such shares represent 19.2% of MGC Common Stock.

         (c)      Of such shares:

                  (i) 3,140,400 shares are subject to the Reporting Persons' sole power to vote (assuming the exercise of the options referred to above) with respect to which Maurice J. Gallagher, Jr., has sole voting power over 66,000 shares as trustee of a trust for the benefit of his sisters and over 12,000 shares subject to the above-referenced options.


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                  (ii)     47,730 shares are subject to the Reporting Persons'
                           shared power to vote;

                  (iii) 3,140,400 shares are subject to the Reporting Persons' sole dispositive power (assuming the exercise of the options referred to above) with respect to which Maurice J. Gallagher, Jr. has sole dispositive power over 66,000 shares as trustee of a trust for the benefit of his sisters and over the 12,000 shares subject to the above-referenced options.

                  (iv) 47,730 shares are subject to the Reporting Persons' shared dispositive power.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE



                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                                      May 18, 1998
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                                                          Date



                                              /s/ Maurice J. Gallagher, Jr.
                                        ----------------------------------------
                                                Maurice J. Gallagher, Jr.



                                                  /s/ Marcia Gallagher
                                        ----------------------------------------
                                                    Marcia Gallagher






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